Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund July 2017 Update
August 22, 2017

Supplement dated August 22, 2017 to Prospectus dated May 15, 2017
Class	July ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.34%	-6.99%	$7.72M	$1,008.432
B	0.28%	-7.35%	$78.81M	$825.300
Legacy 1	0.53%	-5.73%	$1.17M	$800.670
Legacy 2	0.51%	-5.87%	$0.40M	$782.749
Global 1	0.58%	-5.41%	$26.85M	$793.402
Global 2	0.56%	-5.55%	$1.48M	$777.483
Global 3	0.41%	-6.52%	$9.67M	$672.486
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened against the euro and other major currencies as investors’ concerns rose because of an uncertain political environment and the reduced likelihood of any meaningful policy or regulatory reform.  The Australian dollar strengthened in reaction to rising oil prices and an optimistic economic assessment from the Reserve Bank of Australia.  The Canadian dollar strengthened on strong economic data and a positive outlook from the International Monetary Fund.

Energy:  Crude oil prices rose in anticipation that U.S. oil inventories will decline and on intensified efforts by OPEC to reduce global oil supply.  Mild weather and rising inventories caused natural gas prices to fall.

Equities:  Global equities posted new highs as strong economic reports and stronger-than-expected corporate earnings fueled the continued rally.

Fixed Income:  Global fixed income prices reacted to lower-than-expected inflation in the Eurozone, which weakened the case for the European Central Bank to raise interest rates in the near-term.  European fixed income markets finished the month slightly higher while U.S. markets were down slightly.

Grains/Foods:  Wheat prices fell on weak export demand.  Sugar markets rose over eight percent after Brazil announced fuel taxes that are expected to boost demand for ethanol.  Soybean markets rose as extreme weather reduced crop yields.  Cocoa markets rose on improved demand.  Lean hog prices fell over 10% on news of swine flu in Ohio.

Metals:  Precious metals markets moved higher after the Federal Reserve expressed uncertainty about future inflation.  Base metals prices rose, particularly copper, on expectations of higher demand from China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended July 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$4,155,934	-$4,203,190
Change In Unrealized Income (Loss)	5,226,710	-579,964
Brokerage Commission	-60,577	-499,009
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-102,317	-764,528
Change in Accrued Commission	4,973	2,414
Net Trading Income (Loss)	912,855	-6,044,277

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,858	$475,511
Interest, Other	17,207	207,407
Income from Securities	12,683	12,683
Dividend Income	0	0
Total Income (Loss)	1,010,603	-5,348,676

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	313,557
Operating Expenses	27,074	216,334
Organization and Offering Expenses	31,158	249,349
Brokerage Expenses	482,802	3,937,410
Dividend Expenses	0	0
Total Expenses	541,034	4,716,650

Net Income (Loss)	$469,569	-$10,065,326

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$128,843,904	$165,364,938
Additions	0	102,425
Net Income (Loss)	469,569	-10,065,326
Redemptions	-3,201,008	-29,289,572
Balance at July 31, 2017	$126,112,465	$126,112,465

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,008.432	7,653.45634	$7,717,994	0.34%	-6.99%
B	$825.300	95,498.09880	$78,814,561	0.28%	-7.35%
Legacy 1	$800.670	1,466.18357	$1,173,929	0.53%	-5.73%
Legacy 2	$782.749	511.77476	$400,591	0.51%	-5.87%
Global 1	$793.402	33,847.71024	$26,854,830	0.58%	-5.41%
Global 2	$777.483	1,898.96681	$1,476,415	0.56%	-5.55%
Global 3	$672.486	14,385.64338	$9,674,145	0.41%	-6.52%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership